Exhibit 21.1

List of Subsidiaries of

HeartCore Enterprises, Inc.

Entity Name	Place of Organization

HeartCore Co., Ltd.	Japan
HeartCore Financial, Inc.	USA
HeartCore Financial, Inc., Japan Branch	Japan
Sigmaways, Inc.	USA
Sigmaways Technologies Ltd.	Canada
Sigmaways B.V.	Netherlands
HeartCore Luvina Vietnam Company Limited	Vietnam